UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Announcement Regarding Schedule of Woori Financial Group’s 2026 Earnings Release Conferences

Woori Financial Group Inc. (“Woori Financial Group” or the “Company”) hereby announces its schedule of earnings release conferences for 2026 in advance, to enhance market predictability and strengthen communication with shareholders and investors.

[Schedule of Woori Financial Group’s Earnings Release Conferences in 2026]

· FY2025 Annual Results : February 6, 2026 (Friday), 16:00 (Korea Standard Time (“KST”))

· 1Q2026 Results : April 24, 2026 (Friday), 16:00 (KST)

· 1H2026 Results : July 24, 2026 (Friday), 16:00 (KST)

· 3Q2026 Results : October 23, 2026 (Friday), 16:00 (KST)

Please note that the above schedule is tentative and subject to the approval of the financial statements by the Board of Directors and the financial reporting timeline, and may therefore be revised depending on the Company’s circumstances. Woori Financial Group will separately file a notice for each earnings release conference at least three days prior to its scheduled date.

For further information, please visit the Company’s website: https://www.woorifg.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 2, 2026	By: /s/ Seong Min Kwak
(Signature)

	Name:	Seong Min Kwak
	Title:	Deputy President